Exhibit 12

Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	February 28, 2009	February 29, 2008
Income before income taxes and minority interest	$1,814	$1,664
Add:
Minority interest	-	-
Fixed charges	408	479
Less: Capitalized interest	(12)	(9)
Earnings as defined	$2,210	$2,134

Interest expense, net of capitalized interest	$2	$35
Capitalized interest	12	9
Portions of rentals representative of the interest factor	394	435
Fixed charges as defined	$408	$479

Ratio of earnings to fixed charges	5.42	4.45